July 10, 2020

Filed via EDGAR

Ms. Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Fund Allocator Series (the “Registrant”), on behalf of its Series Franklin Founding Funds Allocation Fund (the “Fund”)

File Nos. 811-07851; 333-13601

Dear Ms. Stojic:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on June 9, 2020 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on May 29, 2020 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  In various places throughout the Proxy Statement, the Registrant states that, for Proposals for which no vote is specified on a proxy card, the proxy will be voted in accordance with the Trustees’ recommendations.  In such places, please also state that these votes will be a vote “FOR” such Proposals in accordance with the Trustees’ recommendations.

Response:  The Proxy Statement has been revised as requested.

2.         Comment:  In places where Fund shareholders are asked to return their proxies “promptly,” please indicate the last day on which proxies can be received in order to be counted.

Response:  The Proxy Statement has been revised as requested.

3.         Comment:  Please present information about voting by phone and Internet consistently throughout the Proxy Statement and state how Fund shareholders can determine if they are eligible to vote by phone or through the Internet or disclose the eligibility requirements in the Proxy Statement.

Response:  The Registrant has confirmed that all shareholders are eligible to vote by phone or through the Internet. Accordingly, all references indicating otherwise have been removed from the Proxy Statement.

4.         Comment:  Under “Important information to help you understand and vote on the proposals – Why is a new investment management agreement being recommended?” please clearly state that, under the proposed investment management agreement, the investment management fees will be higher than the Fund’s current investment management fees.

U.S. Securities and Exchange Commission

July 10, 2020

Response:  The Registrant respectfully notes that the Fund currently does not pay any management fees.  Thus, the Registrant believes that stating that the Fund will pay higher management fees under the New IM Agreement would be misleading.  The section referenced already states that the Fund does not currently pay investment management fees but that if the New IM Agreement is approved by shareholders, the Fund will begin to pay a monthly fee pursuant to the New IM Agreement that is set forth in the text that follows.  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.         Comment:  In the paragraph under “Important information to help you understand and vote on the proposals – How will the Manager of Managers Structure affect the Fund?” the response does not answer the question posed.  Please include a response to the question asked.

Response:  The Proxy Statement has been revised as follows:

The use of the Manager of Managers Structure will not change the fees paid to the investment manager by the Fund or fees paid by the Fund’s shareholders.  If the proposal is approved for the Fund, and the Board and the Fund’s investment manager believe that the use of one or more subadvisers would be in the best interests of the Fund, the Fund’s shareholders generally would not be asked to approve hiring a subadviser for the Fund, assuming the conditions of the Manager of Managers Order issued by the U.S. Securities and Exchange Commission are met.  Rather, the Fund’s investment manager, with the approval of the Board, including a majority of the Independent Trustees, would be able to appoint subadvisers and make appropriate changes to the subadvisory agreements without seeking shareholder approval.  The Fund would, however, inform shareholders of the hiring of any new subadviser within 90 days after the hiring of the subadviser.

The Fund’s investment manager currently does not intend to use the Manager of Managers Structure for the Fund because near-term changes to the portfolio management structure for the Fund are not anticipated, other than as described in Proposal 1 above.  However, if the Manager of Managers Structure is approved by shareholders, the Board would be able to approve a subadviser for the Fund.  The Board determined to seek shareholder approval of the Manager of Managers Structure for the Fund in connection with this special shareholder meeting, which was otherwise called for purposes of voting on other matters described in the proxy statement, to avoid additional meeting and proxy solicitation costs in the future.

6.         Comment:  In the same section, please state here, as noted elsewhere, that the Fund currently does not intend to rely on the Manager of Managers relief, but is making the proposal for greater flexibility to use in the future.

Response:  The disclosure has been added to the Proxy Statement.  Please see the Registrant’s previous response above.

U.S. Securities and Exchange Commission

July 10, 2020

7.         Comment:  In the fourth paragraph under “Proposal 1 – Background,” please state that the new fee structure will result in higher management fees.

Response:  Please see the Registrant’s response to Comment 4.  The Registrant has added the sentence set forth below to the first paragraph of the section referenced to clarify for shareholders that the Fund currently does not have its own investment manager and, therefore, does not pay any investment management fees.

Because the Fund currently maintains a static allocation to the Underlying Funds, the Fund does not have its own investment manager, nor does it pay investment management fees.

8.         Comment:  In the first paragraph under “Proposal 1 – How will the Fund be managed after the Repositioning?” where the Fund sets forth its 40% policy to invest in countries other than the United States, please revise to clarify that the Fund will invest at least 40% of its assets in “companies organized or located in countries other than the United States or doing a substantial amount of business outside United States.”

Response:  The Proxy Statement has been revised as requested.

9.         Comment:  In the first sentence of the second paragraph under “Proposal 1 – How will the Fund be managed after the Repositioning?” please replace the term “diversified” as it may be confused with the concept of diversification under the 1940 Act.

Response:  The Proxy Statement has been revised as follows:

The Fund’s portfolio will be invested in equity and fixed income asset classes and, to a lesser extent, alternative strategies.

10.       Comment:  In the third paragraph under “Proposal 1 – How will the Fund be managed after the Repositioning?” please state whether the Fund’s investments in mortgage-backed and other asset-backed securities will be agency or commercial/private securities.  If commercial/private, please include the specific risks related to such securities.

Response:  The Registrant has revised the Proxy Statement to state that the Fund will invest in private mortgage-backed securities.  Accordingly, the Registrant has added the following risk disclosure to the Proxy Statement:

Issuers of private mortgage-backed securities, such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers, are not U.S. government agencies.  The risk of loss due to default on private mortgage-backed securities is historically higher because neither the U.S. government nor an agency or instrumentality have guaranteed them.

11.       Comment:  In the same paragraph, please identify the specific derivatives in which the Fund will invest and include the related risks.

U.S. Securities and Exchange Commission

July 10, 2020

Response:  The Registrant has disclosed in the Proxy Statement that the Fund will invest in the following derivatives:  currency forwards, currency futures, interest rate/bond futures, interest rate swaps, inflation index swaps, credit default swaps, equity options, equity futures, options on equity futures and commodity futures.  In addition, the Fund may invest in derivatives through its investments in exchange-traded funds, which has also been disclosed in the Proxy Statement.  The Registrant has also added the following related risk disclosure to the Proxy Statement:

The performance of derivative instruments depends largely on the performance of an underlying instrument, such as a currency, security, interest rate or index, and such instruments often have risks similar to the underlying instrument, in addition to other risks.  Derivatives involve costs and can create economic leverage in the Fund’s portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Fund’s initial investment.  Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the Fund may not realize the intended benefits.  When a derivative is used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security, interest rate, index or other risk being hedged. Derivatives also may present the risk that the other party to the transaction will fail to perform.

12.       Comment:  Under “Proposal 1 – If the New IM Agreement is approved by shareholders, how will the Fund’s expenses change?” please confirm all management fees are correct and finalize all numbers.

Response:  The Registrant confirms that the management fees presented are correct and has finalized all numbers included in the section referenced.

13.       Comment:  Under “Proposal 1 – If the New IM Agreement is approved by shareholders, how will the Fund’s expenses change?” in footnote 2 under the Fee and Expense table, please include a parenthetical that describes the terms of the transfer agency fee waiver agreement and how long the contractual term is.  Please also explicitly state explicitly whether transfer agency fees would be paid under the New IM Agreement.

            Response:  The Registrant has removed footnote 1 from the Proxy Statement.  The current footnote 2 has been revised as follows:

Currently, the transfer agent has contractually agreed to cap transfer agency fees for Class R6 shares of the Fund so that transfer agency fees for that class do not exceed 0.03% until at least April 30, 2021.  This agreement will continue after the Repositioning, as the Fund will continue to pay transfer agency fees whether or not the New IM Agreement is approved.  Also, if the New IM Agreement is approved, FAV will contractually agree to waive or assume certain expenses so that operating expenses (including acquired fees and expenses (such as those associated with the Fund’s investment in Franklin Templeton Affiliated Funds) but excluding Rule 12b-1 fees and certain non-routine expenses) for each class of the Fund do not exceed 0.73% for at least one year from the date of the repositioned Fund’s initial prospectus.  Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

U.S. Securities and Exchange Commission

July 10, 2020

14.       Comment:  Under “Proposal 1 – If the New IM Agreement is approved by shareholders, how will the Fund’s expenses change?” please reformat the shading in the expense example so that it is easier to read.

Response:  The Registrant confirms that the shading has been corrected.

15.       Comment:  Under “Proposal 1 – How will the Repositioning be effected?” please provide an estimate of the anticipated unrealized capital gain in the disclosure.

Response:  The Registrant confirms that the anticipated unrealized capital gain is negative.  Thus, the Registrant did not provide any additional disclosure.

16.       Comment:  In the table under “Proposal 1 – What other investment companies are managed or subadvised by FAV?” please include whether FAV waives or reduces its compensation under any of the contracts with similar funds.  Also, please include the missing information in the table in the definitive proxy statement and in this comment response letter.

Response:  The Registrant has confirmed that FAV does not manage or subadvise any other fund having a similar investment objective to the Fund.  Accordingly, the Registrant has removed this section from the Proxy Statement.

17.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the New IM Agreement?” please state whether the Board considered any factors that were adverse to their ultimate conclusion to approve the New IM Agreement.

Response:  The Registrant respectfully notes that, based upon a review of a number of factors, including all of the factors described in this section, the Board concluded that the terms of the New IM Agreement are fair and reasonable.  Specifically, as noted in this section, it states that “[t]he Board noted that the Management Rate and proposed total expense ratio were in the 4th quintile and 3rd quintile, respectively, of its Expense Group.  The Board concluded that the Management Rate to be charged to the Fund is reasonable.  In doing so, the Board noted that the Fund’s proposed total expense ratio reflected a fee waiver from Management and Management’s representation that the Fund’s gross and net annual Fund operating expenses are expected to slightly decrease because the Fund would no longer be primarily invested in the Underlying Funds, which was expected to result in a decrease in the underlying fund fees and expenses paid by the Fund.”

18.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the New IM Agreement?” please state whether the Board considered any financial conditions of the adviser that could impair the financial ability of it to fulfill contractual obligations with the Fund’s principal underwriter, administrator, transfer agent and custodian.

Response:  The Registrant confirms that the Fund is not aware of any financial conditions that could impair the financial ability of FAV to fulfill its contractual obligations with FT Services.  FAV does not have any contractual obligations with respect to FT Distributors, FTIS or and the Bank of New York Mellon.

U.S. Securities and Exchange Commission

July 10, 2020

19.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the New IM Agreement? – Fund Performance,” please describe more clearly the relationship between the Board’s consideration of the Fund’s performance and its ultimate approval of the New IM Agreement.

Response:  The Registrant respectfully notes that while the Board noted its review and consideration of the performance results of the Fund in connection with the February 2020 annual contract renewal of the Fund’s investment management agreement and the additional performance information that Management provided at the May Board Meeting, the Board concluded that it did not consider the current performance of the Fund to be a material factor in its consideration of the New IM Agreement given the proposed Repositioning and restructuring of the Fund.  Specifically, as noted in this section, “[w]hile the Board noted its review and consideration of the performance results of the Fund in connection with the February 2020 annual contract renewal process and the additional performance information that management provided at the May Board Meeting, the Board concluded that it did not consider the current performance of the Fund to be a material factor in its consideration of the New IM Agreement given the proposed Repositioning and restructuring of the Fund.”

20.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the New IM Agreement – Comparative Fees and Expenses,” please state whether the Board compared the Fund’s advisory fee rate to that of comparable advisers when considering if the fee was reasonable.  In addition, with respect expense ratios, please explain in plain English what is meant by the Fund falling within the 4th/3rd quintiles of their expense groups.

Response:  The Registrant respectfully notes that the Board reviewed and considered information regarding the Fund’s proposed total expense ratio and, separately, the proposed contractual management fee rate, without the effect of fee waivers (the “Management Rate”), of the Fund in comparison to the expense ratios and  Management Rates, respectively, of other mutual funds deemed comparable to and with a similar expense structure as proposed for the Fund selected by Broadridge.  Specifically, as noted in this section, “[t]he Board reviewed and considered information regarding the Fund’s  proposed total expense ratio and, separately, the proposed contractual management fee rate, without the effect of fee waivers (the “Management Rate”), of the Fund in comparison to the  expense ratios and Management Rates, respectively, of other mutual funds deemed comparable to and with a similar expense structure as proposed for the Fund selected by Broadridge (the “Expense Group”).  Broadridge fee and expense data is based upon information taken from each fund’s most recent annual report, which reflects historical asset levels that may be quite different from those currently existing, particularly in a period of market volatility.  While recognizing such inherent limitation and the fact that expense ratios and Management Rates generally increase as assets decline and decrease as assets grow, the Board believed the independent analysis conducted by Broadridge to be an appropriate measure of comparative fees and expenses.  The Expense Group for the Fund included the Fund and nine other mixed-asset target allocation moderate funds.”

The sentence that refers to the quintiles of its Expense Group has been revised as follows:

U.S. Securities and Exchange Commission

July 10, 2020

The Board noted that the Fund’s proposed Management Rate was above and proposed total expense ratio was in line with the median of its Expense Group.

21.       Comment:  Under “Additional Information about the Fund,” please include information about the availability of proxy materials if the Fund is intending to use Notice and Access.  Please confirm supplementally whether the Fund is planning on using Notice and Access.

Response:  The Registrant confirms that the Fund does not intend to use Notice and Access.

22.       Comment:  In the table under “Additional Information about the Fund – Outstanding Shares and Principal Shareholders” please confirm that the Trustees and officers of the Trust owned, as a group, less than 1% of the outstanding shares of the Fund and each class thereof and complete the information in the Chart in Exhibit C and include the chart in the comment response letter.

Response:  The following sets forth the information included in Exhibit C to the Proxy Statement:

PRINCIPAL HOLDERS OF FUND SHARES AS OF JUNE 19, 2020*

As of June 19, 2020, the following shareholders owned beneficially 5% or more of the outstanding shares of the Fund. For purposes of the 1940 Act, any person who owns, directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to “control” such company. Accordingly, to the extent that a shareholder identified in the following table as the beneficial owner and holder of record of more than 25% of the outstanding voting securities of the Fund and has voting and/or investment power, the shareholder may be presumed to control the Fund.

Name and Address	Share Amount	Percentage of Class (%)
Class A Shares
Edward Jones & Co.* 12555 Manchester Road St. Louis, MO 63131-3710	17,726,314.38	8.02
Pershing LLC* One Pershing Plaza Jersey City, NJ 07399-0001	19,954,997.86	9.03
National Financial Services LLC* Attn: Mutual Fund Department, 4th Floor 499 Washington Boulevard Jersey City, NJ 07310-1995	18,886,392.66	8.54
WFCS LLC* 2801 Market Street St. Louis, MO 63103-2523	19,749,130.41	8.93
J.P. Morgan Securities LLC* 4 Chase Metrotech Center Brooklyn, NY 11245-0001	11,166,809.92	5.05
Class C Shares
Pershing LLC* One Pershing Plaza Jersey City, NJ 07399-0001	1,273,237.27	7.13
LPL Financial* Attn: Mutual Fund Trading 4707 Executive Drive San Diego, CA 92121-3091	1,148,802.73	6.43
WFCS LLC* 2801 Market Street St. Louis, MO 63103-2523	1,246,092.59	6.98
Class R Shares
National Financial Services LLC* Attn: Mutual Fund Department, 4th Floor 499 Washington Boulevard Jersey City, NJ 07310-1995	20,447.84	5.38
Matrix Trust Company* 717 17th Street, Suite 1300 Denver, CO 80202-3304	52,507.27	13.82
MG Trust Company* 717 17th Street, Suite 1300 Denver, CO 80202-3304	23,308.58	6.13
Matrix Trust Company* 717 17th Street, Suite 1300 Denver, CO 80202-3304	37,077.90	9.76
Class R6 Shares
Franklin Resources Inc.* Franklin Templeton Investments Corp. Accounting One Franklin Parkway San Mateo, CA 94403-1906	345.78	100
Advisor Class Shares
Morgan Stanley Smith Barney LLC* One New York Plaza, Floor 12 New York, NY 10004-1901	734,456.88	7.30
Merrill Lynch Pierce Fenner & Smith Inc.* Attn: Fund Administration 9H6SB 4800 Deer Lake Drive East Jacksonville, FL 32246-6484	978,425.44	9.73
Pershing LLC* One Pershing Plaza Jersey City, NJ 07399-0001	1,123,823.78	11.17
National Financial Services LLC* Attn: Mutual Fund Department, 4th Floor 499 Washington Boulevard Jersey City, NJ 07310-1995	975,255.22	9.70
John Hancock Life Insurance Company USA Attn: RPS – Trading Operations Suite 6 200 Berkeley Street Boston, MA 02116-5022	1,559,170.41	15.50
WFCS LLC* 2801 Market Street St. Louis, MO 63103-2523	592,299.02	5.89
Raymond James* Attn: Courtney Waller 880 Carillon Parkway St. Petersburg, FL 33716-1102	744,849.32	7.40

U.S. Securities and Exchange Commission

July 10, 2020

*   For the benefit of its customer(s).

*   In addition, to the knowledge of the Fund’s management, as of the Record Date, the Trustees and officers of the Fund owned, as a group, less than 1% of the outstanding shares of the Fund and each class thereof.

23.       Comment:  By reference to the section “Additional Information about the Fund – Outstanding Shares and Principal Shareholders,” please include the information required by Schedule 14A Item 5(a)(1), which requires that the Fund describe any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office, of each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year.

Response:  The Registrant confirms that no director or executive officer of the Registrant at any time since the beginning of the last fiscal year has had any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.  Accordingly, no information has been added to comply with Schedule 14A Item 5(a)(1).

U.S. Securities and Exchange Commission

July 10, 2020

24.       Comment:  Under “Further Information about Voting and the Meeting – Solicitation of Proxies,” please include the dollar amount that each of the adviser and the Fund is expected to pay for solicitation costs in parentheticals after the applicable percentage.

Response:  The Proxy Statement has been revised as follows:

The cost of soliciting proxies, including the fees of a proxy soliciting agent, is estimated to be approximately $730,000 and will be borne approximately 25% (approximately $183,000) by the Fund and 75% (approximately $547,500) by FAV.

25.       Comment:  Given the current COVID-19 pandemic, to the extent you have the information, please provide a more comprehensive discussion of the health and safety procedures that the Fund intends to follow for in-person shareholder meetings.  To the extent that the Fund has not yet been determined whether the meeting will be in-person, please describe how and when those decisions will be made and direct shareholders to a website if more information will be given at a later date.

Response:  In light of the COVID-19 pandemic, the Registrant has determined to hold the Meeting over the Internet in a virtual meeting format.  The Proxy Statement has been revised accordingly.

26.       Comment:  Under “Further Information about Voting and the Meeting – Method of Tabulation,” for clarity, please explain the mechanics of abstentions (i.e., the investor has to affirmatively designate an abstention).

Response:  The Registrant has added the following sentence to the referenced section:

An “abstention” occurs when a shareholder has affirmatively designated to abstain from voting on a Proposal.

27.       Comment: With respect to Exhibit A, please include the final version of the New IM Agreement in the definitive filing, not a “form of.”

Response:  As requested, the Registrant has removed the “form of” from the New IM Agreement included in the Proxy Statement.  The New IM Agreement included in the Proxy Statement is the final form of the agreement that will be signed by the Fund and FAV.

Please do not hesitate to contact Jacqueline Edwards at (212) 812-4142, or in her absence, Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

U.S. Securities and Exchange Commission

July 10, 2020

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President